SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.    )*

ARMATRON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

042167 10 6
(CUSIP Number)

NOVEMBER 2, 1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ]  Rule 13d-1(d)

      *  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 042167 106	13G	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Housman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES	5	SOLE VOTING POWER 1,163 (includes 127.4 shares held as custodian for Douglas Housman, 127.4 shares held as custodian for Elizabeth Housman and 127.4 shares held as custodian for Sarah Housman)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,163 (includes 127.4 shares held as custodian for Douglas Housman, 127.4 shares held as custodian for Elizabeth Housman and 127.4 shares held as custodian for Sarah Housman)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,163 (includes 127.4 shares held as custodian for Douglas Housman, 127.4 shares held as custodian for Elizabeth Housman and 127.4 shares held as custodian for Sarah Housman)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Armatron International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2 Main Street, Melrose, Massachusetts 02176

Item 2(a).  Name of Person Filing:

            Mark Housman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            2 Main Street, Melrose, Massachusetts 02176

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            042167 10 6

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the
            Person Filing is a:

            (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange Act.

            (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

            (d)  [  ]  Investment company registered under Section 8 of the Investment Company Act.

            (e)  [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

            (f)  [  ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)  [  ]  A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).

            (h)  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

            (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box.  [x]

Item 4.  Ownership

            (a)  Amount beneficially owned:

                  1,163 (includes 127.4 shares held as custodian for Douglas Housman, 127.4 shares held as custodian for Elizabeth Housman and 127.4 shares held as custodian for Sarah Housman)

            (b)  Percent of class:

                  8.4%

            (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                        1,163 (includes 127.4 shares held as custodian for Douglas Housman, 127.4 shares held as custodian for Elizabeth Housman and 127.4 shares held as custodian for Sarah Housman)

                  (ii)   shared power to vote or to direct the vote:

                        0

                  (iii)   sole power to dispose or to direct the disposition of:

                        1,163 (includes 127.4 shares held as custodian for Douglas Housman, 127.4 shares held as custodian for Elizabeth Housman and 127.4 shares held as custodian for Sarah Housman)

                  (iv)  shared power to dispose or to direct the disposition of:

                        0

Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            None

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
            on by the Parent Holding Company

            Not Applicable

Item 8.  Identification and Classification of Members of the Group

            Not Applicable

Item 9.  Notice of Dissolution of Group

            Not Applicable

Item 10.  Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 1999	/s/ Mark Housman__________ Mark Housman

      [This filing is made voluntarily and should not be construed as an admission that Mark Housman is subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.]